SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHESAPEAKE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

165167 10 7
(CUSIP Number)

Shannon Self, Esquire
Commercial Law Group, P.C.

2725 Oklahoma Tower

210 Park Avenue

Oklahoma City, Oklahoma 73102
(405) 232-3001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 165167 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Tom L. Ward
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	USA
Number of Shares (7) Sole Voting Power		22,736,145 15,129,662 of such shares are subject to forward sale agreements and 3,000,000 of such shares are subject to collar transactions
Beneficially Owned (8) Shared Voting Power		1,671,124
By Each Reporting (9) Sole Disposition		22,736,145 15,129,662 of such shares are subject to forward sale agreements and 3,000,000 of such shares are subject to collar transactions
Person With: (10) Shared Dispositive Power		1,671,124
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	24,407,269
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	6.37%
(14)	Type of Reporting Person (See Instructions)	IN

CUSIP NO. 165167 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)		TLW Investments Inc. 73-1215253
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization		Oklahoma
Number of Shares	(7)	Sole Voting Power	0
Beneficially Owned	(8)	Shared Voting Power	1,671,124
By Each Reporting	(9)	Sole Disposition	0
Person With:	(10)	Shared Dispositive Power	1,671,124
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,671,124
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		0.44%
(14)	Type of Reporting Person (See Instructions)		CO

CUSIP NO. 165167 10 7

Preliminary Statement

This Amendment No. 2 to Schedule 13D is filed by the group consisting of Tom L. Ward and TLW Investments Inc. ("TLW") with respect to their beneficial ownership of Chesapeake Energy Corporation stock. Mr. Ward and TLW are referred to herein as the "Reporting Persons." This Amendment No. 2 to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on February 22, 2006 and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 29, 2006 (collectively, the “Prior 13D”). The Reporting Persons are filing this Amendment No. 2 to report that (i) on April 4, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,000,000 shares of Common Stock, (ii) on April 5, 2006, Mr. Ward entered into a collar transaction relating to 2,000,000 shares of Common Stock, (iii) on April 12, 2006, Mr. Ward entered into a collar transaction relating to 1,000,000 shares of Common Stock, (iv) on April 13, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,000,000 shares of Common Stock, (v) on April 19, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,500,000 shares of Common Stock and (vi) on April 20, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,813,854 shares of Common Stock.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On April 4, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,000,000 shares of Common Stock. The shares of Common Stock or a cash equivalent of the shares will be deliverable on the tenth business day following April 4, 2007. In consideration therefor, Mr. Ward received a purchase price of $50,828,608. See Item 5(c).

On April 5, 2006, Mr. Ward entered into a collar transaction in relation to 2,000,000 shares of Common Stock. The options expire April 5, 2007. See Item 5(c).

CUSIP NO. 165167 10 7

On April 12, 2006, Mr. Ward entered into a collar transaction in relation to 1,000,000 shares of Common Stock. The options expire April 12, 2007. See Item 5(c).

On April 13, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,000,000 shares of Common Stock. The shares of Common Stock or a cash equivalent of the shares will be deliverable on the tenth business day following April 13, 2007. In consideration therefor, Mr. Ward received a purchase price of $25,068,164. See Item 5(c).

On April 19, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,500,000 shares of Common Stock. The shares of Common Stock or a cash equivalent of the shares will be deliverable on the tenth business day following April 19, 2007. In consideration therefor, Mr. Ward received a purchase price of $40,505,780.59. See Item 5(c).

On April 20, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,813, 854 shares of Common Stock. The shares of Common Stock or a cash equivalent of the shares will be deliverable on April 20, 2007. In consideration therefor, Mr. Ward received a purchase price of $74,669,378.78. See Item 5(c).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 382,078,558 shares of Common Stock outstanding on April 17, 2006.

(a)	The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by each Reporting Person:

Person	Amount	Percent

Tom L. Ward	24,407,269 (1) (2) (3)	6.37%
TLW Investments	1,671,124 (2)	0.44%

____________________

(1) This amount includes (i) 905,365 shares which Mr. Ward has the right to acquire upon conversion of Preferred Stock; and (ii) 21,435 shares held by Mr. Ward in custodial accounts for the benefit of Mr. Ward’s children.

(2) This amount includes 1,671,124 shares owned of record by TLW, of which Mr. Ward is the sole shareholder, director, and Chief Executive Officer. TLW and Mr. Ward share voting and dispositive power over such shares.

(3) Of the shares included, 15,129,662 shares are subject to the forward sale agreements described in Item 5 (c) and 3,000,000 shares are subject to the collar transactions described in Item 5 (c).

CUSIP NO. 165167 10 7

(b) The following table sets forth the number of shares of Common Stock of the Company for which each Reporting Person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition

Tom L. Ward	22,736,145 (1)(3)	1,671,124 (2)
TLW Investments	0	1,671,124 (2)

____________________

(1) See footnote (1) under paragraph (a) of this Item 5.

(2) See footnote (2) under paragraph (a) of this Item 5.

(3) See footnote (3) under paragraph (a) of this Item 5.

(c)     During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by the Reporting Persons:

On March 13, 2006, Mr. Ward entered into a forward sale agreement relating to up to 7,815,808 shares of Common Stock. On April 4, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,000,000 shares of Common Stock. On April 13, 2006, Mr. Ward entered into a forward sale relating to up to 1,000,000 shares of Common Stock. On April 19, 2006, Mr. Ward entered into a forward sale relating to up to 1,500,000 shares of Common Stock. On April 20, 2006, Mr. Ward entered into a forward sale relating to up to 2,813,854 shares of Common Stock.

The terms of the forward sale transactions are defined as follows:

CUSIP NO. 165167 10 7

Term	Agreement Date
	March 13, 2006	April 4, 2006	April 13, 2006	April 19, 2006	April 20, 2006
Expiration Date	Tenth business day following March 13, 2009	Tenth business day following April 4, 2007	Tenth business day following April 13, 2007	Tenth business day following April 19, 2007	April 20, 2007
Base Amount	7,815,808	2,000,000	1,000,000	1,500,0000	2,813,854
Hedged Value	$25.7203	$26.7781	$26.4209	$28.4611	$27.9683
Upside Limit	$46.9017	$40.5295	$39.9888	$43.0767	$42.3309
Settlement Price	Average of closing prices for the ten business days following March 13, 2009	Average of closing prices for the ten business days following April 4, 2007	Average of closing prices for the ten business days following April 13, 2007	Average of closing prices for the ten business days following April 19, 2007	Closing Price on April 20, 2007

For each of the transactions, in accordance with the terms defined above, Mr. Ward will deliver on the Expiration Date a number of shares of Common Stock or the cash equivalent of the shares of Common Stock equal to the product of (i) the Base Amount and (ii) the Settlement Ratio, which will be determined as follows:

(a)          If the Settlement Price is less than or equal to the Hedged Value, the Settlement Ratio will be one:

(b)          If the Settlement Price is greater than the Hedged Value but less than the Upside Limit, the Settlement Ratio will be equal to the Hedged Value divided by the Settlement Price; and

(c)          If the Settlement Price is equal to or greater than the Upside Limit, the Settlement Ratio will be equal to the sum of the Hedged Value divided by the Settlement Price and a fraction the numerator of which is equal to the difference between the Settlement Price and the Upside Limit and the denominator of which is equal to the Settlement Price.

In consideration for the above described forward sale transactions, Mr. Ward received $172,077,210 for the March 13, 2006 agreement, $50,828,608 for the April 4, 2006 agreement, $25,068,164 for the April 13, 2006 agreement, $40,505,780.59 for the April 19, 2006 agreement and $74,669,378.78 for the April 20, 2006 agreement.

On April 5, 2006, Mr. Ward entered into a collar transaction in relation to 2,000,000 shares of Common Stock. The exercise price of the put option is $27.24 and the exercise price of the call option is $41.23. Both options will expire on April 5, 2007, at which time the in-the-money option may be exercised.

CUSIP NO. 165167 10 7

On April 12, 2006, Mr. Ward entered into a collar transaction in relation to 1,000,000 shares of Common Stock. The exercise price of the put option is $26.56 and the exercise price of the call option is $40.20. Both options will expire on April 12, 2007, at which time the in-the-money option may be exercised.

(d)	See Item 6, below.

(e)	Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented with the following:

Mr. Ward maintains credit arrangements with RBC Dain Rauscher, pursuant to agreements dated September 16 and 19, 2005, with the Royal Bank of Canada pursuant to an agreement dated April 20, 2006, with Lehman Brothers pursuant to agreements dated September 13 and December 8, 2005, with Morgan Stanley pursuant to an agreement dated February 1, 2005, with Goldman, Sachs & Co. pursuant to an agreements dated July 11, 2002, April 5, 2006 and April 12, 2006 and with Deutsche Bank AG pursuant to agreements dated March 13, 2006, April 4, 2006, April 13, 2006 and April 19, 2006. As of April 6, 2006, Mr. Ward and TLW have pledged 4.9 million shares of Common Stock as collateral for the credit arrangement with RBC and 2.0 million shares of Common Stock as collateral with Bank of Oklahoma. As of April 6, 2006, Mr. Ward had 1.06 million shares of Common Stock pledged as collateral for the credit arrangement with Lehman Brothers, 1,561,907 shares of Common Stock pledged as collateral for the credit arrangement with Morgan Stanley, 3.5 million shares of Common Stock pledged as collateral for the credit arrangement with Goldman and 12,315,808 shares of Common Stock pledged as collateral for the credit arrangement with Deutsche Bank. The agreements contain standard default and remedial provisions.

On April 4, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,000,000 shares of Common Stock. On April 5, 2006, Mr. Ward entered into a collar transaction relating to 2,000,000 shares of Common Stock. On April 12, 2006, Mr. Ward entered into a collar transaction relating to 1,000,000 shares of Common Stock. On April 13, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,000,000 shares of Common Stock. On April 19, 2006, Mr. Ward entered into a forward sale agreement relating to up to 1,500,000 shares of Common Stock. On April 20, 2006, Mr. Ward entered into a forward sale agreement relating to up to 2,813,854 shares of Common Stock. See Item 5(c).

CUSIP NO. 165167 10 7

Item 7. Materials to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	April 28, 2006

/s/ Tom L. Ward
TOM L. WARD, an individual

TLW INVESTMENTS, INC., an Oklahoma corporation
By:	/s/ Tom L. Ward
TOM L. WARD, President